Schedule A

Executive Officers and Directors

The following sets forth the name, country of citizenship, position and principal occupation of each executive officer and member of the board of directors of Tether Global Investments Fund, S.I.C.A.F., S.A. and Tether International, S.A. de C.V. Except as indicated below, none of the persons listed below has been convicted of a crime (other than traffic violations or similar misdemeanors) or been subject to proceedings pertaining to violations of securities laws within the past 5 years.

Executive Officers and Directors of Tether Global Investments Fund, S.I.C.A.F., S.A.

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Omar Rossi, citizen of Switzerland	Sole Administrator	0	Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador

Executive Officers and Directors of Tether International, S.A. de C.V.

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Giancarlo Devasini, citizen of Italy	Sole Administrator	13,663,050 (1)	Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador
Paolo Ardoino, citizen of Italy	Alternate Administrator	0	Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador

(1)	Includes 13,663,050 common shares, without par value ("Common Shares") of Metalla Royalty & Streaming Ltd. held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.

In October 2021, the U.S. Commodity Futures Trading Commission (CFTC) instituted and settled regulatory proceedings against Tether Global Investments Fund, S.I.C.A.F., S.A. (then Tether Holdings Limited), Tether Limited, Tether Operations Limited, and Tether International Limited (collectively, “Tether”) by way of an order accepting Tether’s payment of a civil monetary penalty of $41 million without admitting or denying any of the CFTC’s findings or conclusions. The order settled CFTC allegations that, from June 2016 to February 2019, Tether made untrue or misleading statements and omissions of material fact or omitted to state material facts necessary to make statements made not true or misleading in connection with, among other things, whether USDT was fully backed by U.S. Dollars held in bank accounts in Tether’s name.

In February 2021, the Office of the Attorney General of the State of New York (NYAG) entered into an agreement with Tether and several Bitfinex (a group of companies with which Tether is affiliated) companies to settle a 2019 proceeding brought by NYAG seeking an injunction related to, among other things, the transfer of certain funds by and among Bitfinex and Tether. Without admitting or denying NYAG’s findings, Bitfinex and Tether agreed to settle the NYAG proceeding by paying $18.5 million in penalties to the State of New York. The agreement further required Bitfinex and Tether to discontinue any trading activity with New York persons or entities and to submit to mandatory reporting on certain business functions.